Report of Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that The Dreyfus/Laurel Funds, Inc., which is
comprised of Dreyfus Core Equity Fund, Dreyfus
Bond Market Index Fund, Dreyfus AMT-Free
Municipal Reserves, Dreyfus Disciplined Stock
Fund, Dreyfus U.S. Treasury Reserves, Dreyfus
Money Market Reserves, Dreyfus BASIC S&P 500
Stock Index Fund, Dreyfus Opportunistic Fixed
Income Fund, Dreyfus Opportunistic Emerging
Markets Debt Fund, Dreyfus Floating Rate Income
Fund and Dreyfus Tax Managed Growth Fund
(collectively, the "Funds"), complied with the
requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 as of
May 31, 2014, and from March 31, 2014 through
May 31, 2014, with respect to securities reflected in
the investment accounts of the Funds. Management
is responsible for the Funds' compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Funds' compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
May 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
March 31, 2014 (the date of the Funds' last
examination) through May 31, 2014:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation between the Funds'
accounting records and the Custodian's
records as of May 31, 2014;
4.	Agreement of pending purchase activity for
the Funds as of May 31, 2014 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of May 31, 2014 to documentation
of corresponding subsequent bank
statements;
6.	Agreement of a minimum of five purchases
and five sales, including at least one
transaction per Fund, from the period March
31, 2014 (the date of the Funds' last
examination) through May 31, 2014, from
the books and records of the Funds to the
bank statements noting that they had been
accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period April 1, 2013 to
March 31, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from April 1, 2014 through May
31, 2014. In addition, we have obtained
written representations from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31,
2014, and from March 31, 2014 through May 31,
2014, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of The Dreyfus/Laurel Funds, Inc. and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
September 12, 2014



September 12, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus/Laurel Funds, Inc.
comprised of Dreyfus Core Equity Fund, Dreyfus
Bond Market Index Fund, Dreyfus AMT-Free
Municipal Reserves, Dreyfus Disciplined Stock
Fund, Dreyfus U.S. Treasury Reserves, Dreyfus
Money Market Reserves, Dreyfus BASIC S&P 500
Stock Index Fund, Dreyfus Opportunistic Fixed
Income Fund, Dreyfus Opportunistic Emerging
Markets Debt Fund, Dreyfus Floating Rate Income
Fund and Dreyfus Tax Managed Growth Fund
(collectively, the "Funds") is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2014 and from March 31, 2014 through May 31, 2014.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31,
2014 and from March 31, 2014 through May 31,
2014 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus/Laurel Funds, Inc.

James Windels
Treasurer

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